UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2015
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________
Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

2

OTHER INFORMATION
For the three- and nine- month periods ended September 30, 2015, QIAGEN N.V. prepared its quarterly report under United States generally accepted accounting principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date:	October 29, 2015

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended September 30, 2015

5

Exhibit 99.1
QIAGEN N.V. AND SUBSIDIARIES
U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2015

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Note	September 30, 2015	December 31, 2014
		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$330,951	$392,667
Restricted cash	(3)	2,582	—
Short-term investments		98,578	184,036
Accounts receivable, net of allowance for doubtful accounts of $7,335 and $8,847 in 2015 and 2014, respectively		244,554	265,231
Income taxes receivable		55,339	29,312
Inventories, net	(11)	134,074	132,276
Prepaid expenses and other current assets		79,054	113,771
Deferred income taxes		31,554	31,457
Total current assets		976,686	1,148,750
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $404,726 and $392,563 in 2015 and 2014, respectively		441,907	428,093
Goodwill	(6)	1,846,471	1,887,963
Intangible assets, net of accumulated amortization of $799,339 and $726,273 in 2015 and 2014, respectively	(6)	635,357	726,914
Deferred income taxes		7,032	4,298
Other assets	(7)	251,978	258,354
Total long-term assets		3,182,745	3,305,622
Total assets		$4,159,431	$4,454,372

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	Note	September 30, 2015	December 31, 2014
		(unaudited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt (of which $130,451 in 2014 due to related parties)	(9)	$490	$131,119
Accounts payable		41,938	46,124
Accrued and other liabilities (of which $3,884 due to related parties in 2014)	(16)	198,909	224,203
Income taxes payable		32,841	28,935
Deferred income taxes		3,154	1,245
Total current liabilities		277,332	431,626
Long-term liabilities:
Long-term debt, net of current portion	(9)	1,058,416	1,040,960
Deferred income taxes		104,308	117,264
Other liabilities	(7)	199,096	206,523
Total long-term liabilities		1,361,820	1,364,747
Commitments and contingencies	(14)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—239,707 shares in 2015 and in 2014		2,812	2,812
Additional paid-in capital		1,735,361	1,823,171
Retained earnings		1,181,136	1,125,686
Accumulated other comprehensive loss	(12)	(245,518)	(134,735)
Less treasury shares at cost— 6,880 and 7,684 shares in 2015 and in 2014, respectively	(12)	(155,810)	(167,190)
Equity attributable to the owners of QIAGEN N.V.		2,517,981	2,649,744
Noncontrolling interest		2,298	8,255
Total equity		2,520,279	2,657,999
Total liabilities and equity		$4,159,431	$4,454,372

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)

	Three months ended
	September 30,
	2015	2014
	(unaudited)
Net sales	$314,561	$336,457
Cost of sales	109,915	113,283
Gross profit	204,646	223,174
Operating expenses:
Research and development	35,568	41,461
Sales and marketing	88,759	92,087
General and administrative, integration and other	24,562	30,054
Acquisition-related intangible amortization	9,586	9,318
Total operating expenses	158,475	172,920
Income from operations	46,171	50,254
Other income (expense):
Interest income	1,283	936
Interest expense	(9,206)	(10,838)
Other expense, net	(684)	(2,878)
Total other expense, net	(8,607)	(12,780)
Income before income taxes	37,564	37,474
Income taxes	3,550	2,660
Net income	34,014	34,814
Net income attributable to noncontrolling interest	84	125
Net income attributable to the owners of QIAGEN N.V.	$33,930	$34,689
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.15	$0.15
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.14

Weighted-average shares outstanding
Basic	233,607	232,872
Diluted	237,105	241,427

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Nine months ended
	September 30,
	2015	2014
	(unaudited)
Net sales	$932,446	$984,367
Cost of sales	329,388	335,206
Gross profit	603,058	649,161
Operating expenses:
Research and development	107,471	119,706
Sales and marketing	267,200	276,277
General and administrative, integration and other	78,210	84,949
Acquisition-related intangible amortization	28,888	27,980
Total operating expenses	481,769	508,912
Income from operations	121,289	140,249
Other income (expense):
Interest income	3,028	2,777
Interest expense	(27,746)	(29,365)
Other expense, net	(10,585)	(9,163)
Total other expense, net	(35,303)	(35,751)
Income before income taxes	85,986	104,498
Income taxes	7,502	13,345
Net income	78,484	91,153
Net (loss) income attributable to noncontrolling interest	(46)	362
Net income attributable to the owners of QIAGEN N.V.	$78,530	$90,791
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.34	$0.39
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.33	$0.38

Weighted-average shares outstanding
Basic	233,407	232,763
Diluted	237,172	241,673

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

		Three Months Ended
		September 30,
		2015	2014
		(unaudited)
Net income		$34,014	$34,814
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains on cash flow hedges, before tax	(7)	1,488	—
Reclassification adjustments on cash flow hedges, before tax	(7)	415	—
Cash flow hedges, before tax		1,903	—
Foreign currency translation adjustments, before tax		(51,687)	(88,681)
Other comprehensive loss, before tax		(49,784)	(88,681)
Income tax relating to components of other comprehensive loss		229	(218)
Total other comprehensive loss, after tax		(49,555)	(88,899)
Comprehensive loss		(15,541)	(54,085)
Comprehensive income (loss) attributable to the noncontrolling interest		205	(627)
Comprehensive loss attributable to the owners of QIAGEN N.V.		$(15,746)	$(53,458)

		Nine Months Ended
		September 30,
		2015	2014
		(unaudited)
Net income		$78,484	$91,153
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains on cash flow hedges, before tax	(7)	1,488	—
Reclassification adjustments on cash flow hedges, before tax	(7)	415	—
Cash flow hedges, before tax		1,903	—
Foreign currency translation adjustments, before tax		(112,093)	(71,895)
Other comprehensive loss, before tax		(110,190)	(71,895)
Income tax relating to components of other comprehensive loss		(137)	(209)
Total other comprehensive loss, after tax		(110,327)	(72,104)
Comprehensive (loss) income		(31,843)	19,049
Comprehensive income (loss) attributable to the noncontrolling interest		410	(855)
Comprehensive (loss) income attributable to the owners of QIAGEN N.V.		$(32,253)	$19,904

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

		Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling Interest	Total Equity
(unaudited)	Note	Shares	Amount				Shares	Amount
BALANCE AT DECEMBER 31, 2014		239,707	$2,812	$1,823,171	$1,125,686	$(134,735)	(7,684)	$(167,190)	$2,649,744	$8,255	$2,657,999
Acquisition of QIAGEN Marseille S.A. shares from non-controlling interests	(3)	—	—	—	—	—	—	—	—	(6,367)	(6,367)
Net income		—	—	—	78,530	—	—	—	78,530	(46)	78,484
Proceeds from subscription receivables		—	—	97	—	—	—	—	97	—	97
Unrealized gain, net on hedging contracts	(7)	—	—	—	—	1,116	—	—	1,116	—	1,116
Realized loss, net on hedging contracts	(7)	—	—	—	—	311	—	—	311	—	311
Redemption of subscription receivables	(9)	—	—	(112,995)	—	—	—	—	(112,995)	—	(112,995)
Translation adjustment, net	(12)	—	—	—	—	(112,210)	—	—	(112,210)	456	(111,754)
Purchase of treasury shares	(12)	—	—	—	—	—	(842)	(20,818)	(20,818)	—	(20,818)
Issuance of common shares in connection with stock plan		—	—	—	(23,080)	—	1,646	32,198	9,118	—	9,118
Share-based compensation	(15)	—	—	22,575	—	—	—	—	22,575	—	22,575
Excess tax benefit of employee stock plans		—	—	2,513	—	—	—	—	2,513	—	2,513
BALANCE AT SEPTEMBER 30, 2015		239,707	$2,812	$1,735,361	$1,181,136	$(245,518)	(6,880)	$(155,810)	$2,517,981	$2,298	$2,520,279

BALANCE AT DECEMBER 31, 2013		239,707	$2,812	$1,777,894	$1,054,431	$(4,192)	(5,817)	$(116,613)	$2,714,332	$9,539	$2,723,871
Acquisition of QIAGEN Marseille S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	(325)	(325)
Net income		—	—	—	90,791	—	—	—	90,791	362	91,153
Proceeds from subscription receivables		—	—	536	—	—	—	—	536	—	536
Redemption of subscription receivables		—	—	(67,943)	—	—	—	—	(67,943)	—	(67,943)
Issuance of warrants		—	—	68,900	—	—	—	—	68,900	—	68,900
Translation adjustment, net		—	—	—	—	(70,887)	—	—	(70,887)	(1,217)	(72,104)
Purchase of treasury shares		—	—	—	—	—	(4,037)	(91,912)	(91,912)	—	(91,912)
Issuance of common shares in connection with warrant exercise		—	—	—	(12,115)	—	1,373	30,917	18,802	—	18,802
Issuance of common shares in connection with stock plan		—	—	—	(31,711)	—	2,129	41,829	10,118	—	10,118
Share-based compensation		—	—	29,603	—	—	—	—	29,603	—	29,603
Excess tax benefit of employee stock plans		—	—	2,966	—	—	—	—	2,966	—	2,966
BALANCE AT SEPTEMBER 30, 2014		239,707	$2,812	$1,811,956	$1,101,396	$(75,079)	(6,352)	$(135,779)	$2,705,306	$8,359	$2,713,665

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Nine months ended
		September 30,
	Note	2015	2014
Cash flows from operating activities:		(unaudited)
Net income		$78,484	$91,153
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		139,666	149,683
Non-cash impairments	(5)	2,189	6,000
Share-based compensation expense	(15)	22,575	29,603
Excess tax benefits from share-based compensation		(2,513)	(2,966)
Deferred income taxes		(7,899)	(16,991)
Loss on early redemption of debt	(9)	7,564	4,560
Other items, net including fair value changes in derivatives		65,827	15,760
Net changes in operating assets and liabilities:
Accounts receivable		5,221	(7,081)
Inventories		(24,992)	(26,904)
Prepaid expenses and other		(7,557)	(1,196)
Other long-term assets		4,225	(4,187)
Accounts payable		(3,411)	(7,922)
Accrued and other liabilities		(20,440)	(38,680)
Income taxes		(19,301)	15,853
Other long-term liabilities		(8,903)	2,263
Net cash provided by operating activities		230,735	208,948
Cash flows from investing activities:
Purchases of property, plant and equipment		(67,683)	(60,270)
Proceeds from sale of equipment		103	25
Purchases of intangible assets		(14,432)	(7,192)
Purchases of investments		(5,596)	(9,272)
Cash paid for acquisitions, net of cash acquired	(3)	(7,097)	(41,715)
Purchases of short-term investments		(190,508)	(296,154)
Proceeds from sales of short-term investments		274,125	129,790
Other investing activities		(6,055)	4,008
Net cash used in investing activities		(17,143)	(280,780)
Cash flows from financing activities:
Net proceeds from issuance of cash convertible notes and cash paid for issuance costs	(9)	(86)	717,554
Purchase of call option related to cash convertible notes	(9)	—	(105,170)
Proceeds from issuance of warrants		—	68,900
Repayment of long-term debt	(9)	(251,398)	(387,050)
Principal payments on capital leases		(809)	(3,426)
Proceeds from subscription receivables		97	536
Excess tax benefits from share-based compensation		2,513	2,966
Proceeds from issuance of common shares		9,117	10,118
Purchase of treasury shares	(12)	(20,818)	(91,912)
Other financing activities		(836)	18,020
Net cash (used in) provided by financing activities		(262,220)	230,536
Effect of exchange rate changes on cash and cash equivalents		(13,088)	(4,797)
Net (decrease) increase in cash and cash equivalents		(61,716)	153,907
Cash and cash equivalents, beginning of period		392,667	330,303
Cash and cash equivalents, end of period		$330,951	$484,210
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.	Corporate Information
QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with a registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (QIAGEN, we, our or the Company) is a leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. We provide these workflows to four major customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). We market our products in more than 100 countries.

2.	Basis of Presentation and Accounting Policies
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V., its wholly-owned subsidiaries and any partially owned subsidiaries that the Company has the ability to control. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the condensed consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
On December 16, 2014, we acquired Enzymatics Inc., located in Beverly, Massachusetts, and on April 3, 2014, we acquired BIOBASE GmbH, located in Wolfenbüttel, Germany. Accordingly, at the acquisition dates, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results of the acquired companies as of the acquisition dates.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
Certain reclassifications of prior year amounts have been made to conform to the current year presentation. For the nine-month period ended September 30, 2014, the amounts related to fair value changes in derivatives have been revised and included in other items, net in the condensed consolidated statements of cash flows. These reclassifications had no effect on cash provided by operating activities or total cash flows.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one reporting unit.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2014.
Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as of December 31, 2014 including the adoption of new standards and interpretations as of January 1, 2015.

Adoption of New Accounting Standards
In April 2014, the FASB issued Accounting Standards Update No. 2014-08 (ASU 2014-08), "Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity", which raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. The ASU is aimed at reducing the frequency of disposals reported as discontinued operations by focusing on strategic shifts that have or will have a major impact on an entity's operations and financial results. For public entities, the amendments are effective on a prospective basis for all disposals of components of an entity and all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014 and interim period within those years. ASU 2014-08 became effective for us in the period beginning January 1, 2015 and its adoption did not have an effect on our financial position, results of operations or cash flows.
New Accounting Standards Not Yet Adopted
In July 2015, the FASB issued Accounting Standards Update No. 2015-11 (ASU 2015-11) "Inventory: (Topic 330): Simplifying the Measurement of Inventory" requiring in scope inventory, including inventory measured using first-in, first out (FIFO) or average cost, to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for us beginning in the first quarter of 2017. We are currently evaluating the impact of ASU 2015-11 on our consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03 (ASU 2015-03) "Interest: Imputation of Interest (Subtopic 835-30)" requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 will be effective for us beginning in the first quarter of 2016 and shall be applied on a retrospective basis wherein the balance sheet of each individual period presented shall be adjusted to reflect the period-specific effects of applying the new guidance. We do not expect the adoption to have a material impact on our consolidated financial statements.

In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02) "Consolidation (Topic 810): Amendments to the Consolidation Analysis". The new standard modifies current guidance on consolidation under the variable interest model and the voting model. ASU 2015-02 will be effective for us beginning in the first quarter of 2016. We are currently evaluating the impact of ASU 2015-02 on our consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), "Revenue from Contracts with Customers: (Topic 606)" which affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles-Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. An entity should apply the amendments in this ASU either retrospectively to each prior reporting period presented and the entity may elect certain practical expedients; or, retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. In August 2015, the FASB issued Accounting Standards Update No. 2015-14 (ASU 2015-14), "Revenue from Contracts with Customers: (Topic 606): Deferral of the Effective Date" which defers the effective date of ASU 2014-09 to interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted only as of interim and annual reporting periods beginning after December 15, 2016. We are currently evaluating the impact its adoption would have on our financial position, results of operations or cash flows.

3.	Acquisitions
Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying condensed consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
2015 Acquisitions

During the first nine months of 2015, we completed two acquisitions which were not significant to the overall consolidated financial statements. The cash paid for these acquisitions, net of cash acquired, totaled $7.1 million. These acquisitions did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
2014 Acquisitions
In December 2014, we acquired the enzyme solutions business of Enzymatics Inc., a U.S. company whose products are used in an estimated 80% of all next-generation sequencing (NGS) workflows. The comprehensive Enzymatics portfolio complements QIAGEN’s leading offering of universal NGS products, advancing our strategy to drive the adoption of NGS in clinical healthcare. The cash consideration totaled $114.2 million of which $11.5 million was retained in an escrow account as of September 30, 2015 to cover any claims for breach of any representations, warranties or indemnities. The acquisition of Enzymatics did not have a material impact to net sales, net income or earnings per share, and therefore no pro forma financial information has been provided herein.
The final purchase price allocation for Enzymatics did not differ from the preliminary estimates other than the increase of $2.1 million in fair value of contingent consideration, $0.4 million increase of long-term deferred tax liability and an additional $0.1 million increase of other opening balance sheet adjustments. The corresponding impact for these adjustments was an increase to goodwill of $2.4 million. These changes to arrive at the final purchase price allocation were not material to the consolidated financial statements. The final purchase price allocation for Enzymatics is as follows:

(in thousands)	Enzymatics acquisition
Purchase Price:
Cash consideration	$114,224
Fair value of contingent consideration	13,600
$127,824

Final Allocation:
Cash and cash equivalents	$1,178
Accounts receivable	2,813
Prepaid and other current assets	1,330
Fixed and other long-term assets	1,414
Accounts payable	(3,090)
Accruals and other current liabilities	(1,940)
Long term deferred tax liability	(21,558)
Developed technology, licenses and know-how	28,600
Tradenames	6,600
Customer Relationships	22,300
Goodwill	90,177
$127,824
The weighted-average amortization period for the intangible assets is 11.1 years. The goodwill acquired is not deductible for tax purposes.
Certain acquisitions may include contingent consideration which is recorded as part of the purchase consideration based on the acquisition date fair value. The total fair value of the contingent consideration for Enzymatics of $13.6 million was recorded as purchase price using a probability-weighted analysis of the future milestones using discount rates between 0.7% and 2.2%. Under the purchase agreement for Enzymatics, we may be required to make additional contingent cash payments totaling $25.5 million through 2017. This is discussed further in Note 8, "Fair Value Measurements" where we assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs.
Other Acquisitions
During 2014, we completed four other acquisitions which individually were not significant to the overall consolidated financial statements. The cash paid for these acquisitions, net of cash acquired, totaled $47.4 million. Each of these acquisitions individually did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.

During 2011, we acquired a majority shareholding in QIAGEN Marseille S.A., formerly Ipsogen S.A. (Marseille), a publicly listed company founded and based in Marseille, France. In February 2015, QIAGEN Marseille, a fully consolidated entity, agreed to the sale of all its assets and liabilities, with the exception of its intellectual property portfolio. In addition, we made a tender offer to acquire the remaining Marseille shares. Per the terms of the tender offer, $2.6 million is set aside as of September 30, 2015 in restricted cash for the remaining shares and it is anticipated that the tender offer will be finalized during the first quarter of 2016. During 2015, we acquired additional Marseille shares for a total of $6.4 million and held 97.22% of the Marseille shares as of September 30, 2015.

4.	Restructuring
2014 Restructuring
During the fourth quarter of 2014, we implemented restructuring efforts in connection with the acquisition of Enzymatics, as discussed in Note 3 "Acquisitions", and from the implementation of headcount reductions and facility consolidations to further streamline operations and various measures as part of a commitment to continuous improvement and related to QIAGEN’s new strategic focus on its five growth drivers. We do not expect to record additional restructuring charges in 2015 related to this program.
The following table summarizes the components of the 2014 restructuring costs. At September 30, 2015, a restructuring accrual of $6.1 million was recorded in accrued and other liabilities in the accompanying condensed consolidated balance sheet. At December 31, 2014, a restructuring accrual of $14.6 million was recorded, of which $12.1 million is included in accrued and other liabilities and $2.5 million is included in other long term liabilities in the accompany condensed consolidated balance sheet.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2014	$6,341	$7,627	$652	$14,620
Payments	(3,980)	(3,109)	(347)	(7,436)
Release of excess accrual	(452)	—	(20)	(472)
Foreign currency translation adjustment	(611)	—	—	(611)
Balance at September 30, 2015	$1,298	$4,518	$285	$6,101
2011 Restructuring
Late in 2011, we began a project to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aimed to eliminate organizational layers and overlapping structures, actions that enhanced our processes, speed and productivity. The last group of initiatives included actions to focus research and development activities on higher-growth areas in all customer classes, concentrate operations at fewer sites, and realign sales and regional marketing teams in the U.S. and Europe to better address customer needs in a more streamlined manner across the continuum from basic research to translational medicine and clinical diagnostics. No additional costs were incurred in 2014 or 2015.
The following table summarizes the components of the 2011 restructuring costs. At September 30, 2015 and December 31, 2014, restructuring accruals of $0.2 million and $0.7 million, respectively, were included in accrued and other liabilities in the accompanying condensed consolidated balance sheets.

(in thousands)	Personnel Related
Balance at December 31, 2014	$726
Payments	(502)
Release of excess accrual	(210)
Foreign currency translation adjustment	186
Balance at September 30, 2015	$200

5.	Investments
We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.
As of September 30, 2015 and December 31, 2014, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $18.0 million and $18.6 million, respectively, which are included in other long-term assets. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. For the nine-month period ended September 30, 2015, we recorded impairments of cost method investments totaling $2.2 million in other expense, net. For the nine-month period ended September 30, 2014, we recorded total impairments to cost method investments of $6.0 million, of which $4.8 million was recorded in other expense, net and $1.2 million was recorded in research and development expense.
As of September 30, 2015 and December 31, 2014, we had a total of equity-method investments in non-publicly traded companies of $16.3 million and $22.7 million, respectively, which are included in other long-term assets.
FASB ASC Topic 810 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not control a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. We have a 50% interest in a joint venture company, PreAnalytiX GmbH (PreAnalytiX), for which we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment. As of September 30, 2015 and December 31, 2014, the investment in PreAnalytiX totaled $9.6 million and $19.0 million, respectively.

6.	Intangible Assets
The following table sets forth the intangible assets by major asset class as of September 30, 2015 and December 31, 2014:

	September 30, 2015		December 31, 2014
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$326,543	$(200,481)	$312,224	$(185,132)
Developed technology	690,176	(395,422)	708,509	(361,825)
Customer base, non-compete agreements and trademarks	411,277	(203,436)	423,685	(179,316)
	$1,427,996	$(799,339)	$1,444,418	$(726,273)
Unamortized Intangible Assets:
In-process research and development	$6,700		$8,769
Goodwill	1,846,471		1,887,963
	$1,853,171		$1,896,732
The estimated fair values of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately. The amortization of the remaining in-process research and development is expected to begin late 2015 as the projects are completed.
The changes in intangibles assets in 2015 are summarized as follows:

(in thousands)	Intangibles	Goodwill
Balance at December 31, 2014	$726,914	$1,887,963
Additions	31,566	—
Purchase adjustments	(2,300)	1,662
Acquisitions	5,463	4,942
Amortization/disposition	(103,828)	—
Foreign currency translation adjustments	(22,458)	(48,096)
Balance at September 30, 2015	$635,357	$1,846,471

Cash paid for purchases of intangibles assets during the nine-month period ended September 30, 2015 totaled $14.4 million, of which $6.5 million is related to prepayments recorded in other long term assets in the accompanying balance sheet. Intangible asset additions of $31.6 million includes $7.9 million of cash paid during the nine-month period ended September 30, 2015, together with $10.9 million of additions which were previously recorded as prepayments, $6.8 million of additions which were accrued as of September 30, 2015 and $5.9 million of non-cash additions.

The changes in the carrying amount of goodwill for the nine months ended September 30, 2015 resulted primarily from changes in foreign currency translation together with acquired goodwill from 2015 acquisitions and adjustments made in connection with 2014 purchase price allocations for the acquisition of Enzymatics discussed in Note 3.
For the three- and nine- month periods ended September 30, 2015 and 2014, amortization expense on intangible assets totaled approximately $33.5 million and $98.0 million, and $34.0 million and $100.3 million, respectively. Amortization of intangibles for the next five years is expected to be approximately:

Year	Annual Amortization (in thousands)
2016	$129,265
2017	$114,943
2018	$92,629
2019	$72,021
2020	$47,330

7.	Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. During the third quarter of 2015, we have agreed with almost all of our counterparties with whom we enter into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of September 30, 2015, we had a net liability position of $5.6 million recorded in accrued and other liabilities in the accompanying balance sheet, and we did not post any collateral to any of our counterparties.
During the third quarter of 2015, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2015, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. During the next 12 months, we expect that approximately $1.4 million of derivative gains included in accumulated other comprehensive income based on their valuation as of September 30, 2015 will be reclassified into income. These cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows, in the same category as the condensed consolidated balance sheet account of the underlying item.
For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2015, there is no ineffectiveness. The cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows in the same category as the condensed consolidated balance sheet account of the underlying item.

Interest Rate Derivatives
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. We have entered into interest rate swaps in which we have agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During the third quarter of 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of September 30, 2015, the €180.0 million notional swap amount had an aggregate fair value of $1.5 million, which is recorded in other long-term assets in the accompanying condensed balance sheet.
During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of September 30, 2015 and December 31, 2014, the $200.0 million notional swap amount had an aggregate fair value of $8.1 million and $3.3 million, respectively, which is recorded in other long-term assets in the accompanying condensed balance sheet.
Call Options
We entered into Call Options during 2014 which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 9, “Debt.” We used $105.2 million of the proceeds from the issuance of the Cash Convertible Notes to pay the premium for the Call Options, and simultaneously received $68.9 million, (net of issuance costs) from the sale of the Warrants, for a net cash outlay of $36.3 million for the Call Spread Overlay. The Call Options are intended to offset cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.
Aside from the initial payment of a premium of $105.2 million for the Call Options, we will not be required to make any cash payments under the Call Options. We will however be entitled to receive under the terms of the Call Options an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.
The Call Options, for which our common stock is the underlying security, are a derivative asset that requires mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 8, “Fair Value Measurements.” The fair value of the Call Options at September 30, 2015 and December 31, 2014 was approximately $148.8 million and $147.7 million, respectively, which is recorded in other long-term assets in the accompanying balance sheet.
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our Consolidated Statements of Income in other (expense) income, net. For the nine months ended September 30, 2015 and September 30, 2014, the change in the fair value of the Call Options resulted in gains of $1.1 million and gains of $6.3 million, respectively. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to mostly offset each other.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our Consolidated Statements of Income in other (expense) income, net until the cash conversion option settles or expires. For further discussion of the Cash Convertible Notes, refer to Note 9 “Debt.” The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 8, “Fair Value Measurements.” The fair value of the embedded cash conversion option at September 30, 2015 and December 31, 2014 was approximately $150.9 million and $149.5 million, respectively, and is included in other long-term liabilities in the accompanying balance sheet. For the nine months ended September 30, 2015 and September 30, 2014, the change in the fair value of the embedded cash conversion option resulted in losses of $1.5 million and losses of $8.1 million, respectively.
Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
Undesignated Derivative Instruments

We are party to various foreign exchange forward, option and swap arrangements which had, at September 30, 2015, an aggregate notional value of $263.2 million and fair value of $10.6 million included in prepaid and other assets and $1.6 million included in accrued and other liabilities, and which expire at various dates through December 2015.
We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2014, an aggregate notional value of $1.3 billion and fair values of $46.8 million and $10.5 million included in prepaid and other assets and accrued and other liabilities, respectively, which expire at various dates through December 2015. The transactions have been entered into to offset the effects from balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the condensed consolidated balance sheets as of September 30, 2015 and December 31, 2014:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Derivative instruments designated as hedges
Interest rate contracts	$9,589	$3,294	$—	$—
Total derivative instruments designated as hedges	$9,589	$3,294	$—	$—
Undesignated derivative instruments
Call spread overlay	$148,784	$147,707	$(150,902)	$(149,450)
Foreign exchange contracts	10,592	46,802	(1,555)	(10,547)
Total undesignated derivative instruments	$159,376	$194,509	$(152,457)	$(159,997)

Gains and Losses on Derivative Instruments
The following tables summarize the locations and gains and losses on derivative instruments for the three and nine months ended September 30, 2015 and 2014:

Three months ended September 30, 2015 (in thousands)	Gain/(loss) recognized in AOCI	Location of gain / loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash flow hedges
Interest rate contracts	$1,903	Other (expense) income, net	$415	n/a

Fair value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$5,194

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(498)
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	(1,206)
				$(1,704)

Three months ended September 30, 2014 (in thousands)	Gain/(loss) recognized in AOCI	Location of gain / loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Fair value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$(475)

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(510)
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	44,694
				$44,184

Nine months ended September 30, 2015 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash flow hedges
Interest rate contracts	$1,903	Other (expense) income, net	$415	n/a

Fair value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$4,806

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(375)
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	15,444
				$15,069

Nine months ended September 30, 2014 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Fair-flow hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$(475)

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(1,790)
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	52,133
				$50,343
The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

8.	Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1. Observable inputs, such as quoted prices in active markets;
Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 9, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 9, "Debt", and Note 7, "Derivatives and Hedging," for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values as of September 30, 2015 included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
Our Level 3 instruments include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2015 and December 31, 2014:

	As of September 30, 2015				As of December 31, 2014
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$3,781	$94,797	$—	$98,578	$3,885	$180,151	$—	$184,036
Call option	—	148,784	—	148,784	—	147,707	—	147,707
Foreign exchange contracts	—	10,592	—	10,592	—	46,802	—	46,802
Interest rate contracts	—	9,589	—	9,589	—	3,294	—	3,294
	$3,781	$263,762	$—	$267,543	$3,885	$377,954	$—	$381,839
Liabilities:
Foreign exchange contracts	$—	$(1,555)	$—	$(1,555)	$—	$(10,547)	$—	$(10,547)
Cash conversion option	—	(150,902)	—	(150,902)	—	(149,450)	—	(149,450)
Contingent consideration	—	—	(20,252)	(20,252)	—	—	(17,477)	(17,477)
	$—	$(152,457)	$(20,252)	$(172,709)	$—	$(159,997)	$(17,477)	$(177,474)
For liabilities with Level 3 inputs, the following table summarizes the activity for the nine months ended September 30, 2015:

(in thousands)	Contingent Consideration
Beginning Balance at December 31, 2014	$(17,477)
Additions	(5,312)
Gain included in earnings	2,500
Foreign currency translation adjustments	37
Ending balance at September 30, 2015	$(20,252)
As of September 30, 2015, of the total $20.3 million accrued for contingent consideration, $13.0 million is included in other long-term liabilities and $7.3 million is included in accrued and other liabilities in the accompanying condensed consolidated balance sheet. During 2015, a $2.5 million gain for the reduction in the fair value of contingent consideration was recognized in cost of sales.
The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 9 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the nine-month periods ended September 30, 2015 and 2014 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairments of cost-method investments as discussed in Note 5, "Investments".

9.	Debt
Our credit facilities available and undrawn at September 30, 2015 total €436.6 million (approximately $489.1 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2020 of which no amounts were utilized at September 30, 2015 or at December 31, 2014, and four other lines of credit amounting to €36.6 million with no expiration date, none of which were utilized as of September 30, 2015 or as of December 31, 2014. The €400.0 million facility can be utilized in euro, U.K. pound or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at September 30, 2015. The credit facilities are for general corporate purposes.
At September 30, 2015, total long-term debt was approximately $1.1 billion, $0.5 million of which is current.
Total long-term debt consists of the following:

(in thousands)	September 30, 2015	December 31, 2014
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.8% repaid in January 2015	$—	$130,451
3.19% Series A Senior Notes due October 2019	75,056	73,645
3.75% Series B Senior Notes due October 2022	306,044	302,648
3.90% Series C Senior Notes due October 2024	27,000	27,000
0.375% Senior Unsecured Cash Convertible Notes due 2019	393,705	386,332
0.875% Senior Unsecured Cash Convertible Notes due 2021	256,611	251,335
Other notes payable due through December 2015	490	668
Total long-term debt	1,058,906	1,172,079
Less current portion	490	131,119
Long-term portion	$1,058,416	$1,040,960
Cash Convertible Notes due 2019 and 2021
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and 2021 Notes, collectively as the “Cash Convertible Notes.” The aggregate net proceeds of the Cash Convertible Notes was $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. Additionally, we used $372.5 million of the net proceeds to repay the 2006 Notes and related subscription right described below.

Interest on the Cash Convertible Notes is payable semi-annually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date.
The Cash Convertible Notes are convertible into cash in whole, but not in part, at the option of noteholders in the following circumstances: (a) from April 29, 2014 through September 18, 2018 for the 2019 Notes, and through September 18, 2020 for the 2021 Notes (Contingent Conversion Period), under any of the Contingent Conversion Conditions and (b) at any time following the Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity Date. Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.
Noteholders may convert their Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions):

•
during any calendar quarter commencing after the calendar quarter ending on March 31, 2014 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•	if we undergo certain fundamental changes;

•
during the five business day period immediately after any ten consecutive trading day period in which the quoted price for the 2019 Notes or the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•
if we elect to distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days;

•	if we elect to redeem the Cash Convertible Notes; or

•	if we experience certain customary events of default, including defaults under certain other indebtedness.
The initial conversion rate is 7,056.7273 shares of our common stock per $200,000 principal amount of Cash Convertible Notes (reflecting an initial conversion price of approximately $28.34 per share of common stock). Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event.
We may redeem the 2019 Notes or 2021 Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding.
The Cash Convertible Notes are senior unsecured obligations, and rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Cash Convertible Notes; equal in right of payment to any of our unsecured indebtedness that is unsubordinated; junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries.
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of operations until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 7, “Derivatives and Hedging.”
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense over the expected life of the debt, which is five and seven years for the 2019 Notes and 2021 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 and 2021 Notes is 2.937% and 3.809%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. As of September 30, 2015, we expect the 2019 Notes to be outstanding until their 2019 maturity date and the 2021 Notes to be outstanding until their 2021 maturity date, for remaining amortization periods of approximately five and seven years, respectively. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the fair value of the 2019 and 2021 Notes at September 30, 2015 was $471.3 million and $338.6 million, respectively.

In connection with the issuance of the Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. Such costs have been allocated to the Cash Convertible Notes and deferred as a long-term asset and are being amortized over the terms of the Cash Convertible Notes.
Interest expense related to the Cash Convertible Notes was comprised of the following:

	Three months ended
	September 30,
(in thousands)	2015	2014
Coupon interest	$1,059	$1,059
Amortization of original issuance discount	4,251	4,113
Amortization of debt issuance costs	557	542
Total interest expense related to the Cash Convertible Notes	$5,867	$5,714

	Nine months ended
	September 30,
(in thousands)	2015	2014
Coupon interest	$3,178	$2,248
Amortization of original issuance discount	12,649	8,689
Amortization of debt issuance costs	1,660	1,147
Total interest expense related to the Cash Convertible Notes	$17,487	$12,084

Cash Convertible Notes Call Spread Overlay
Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay”. The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. We used $105.2 million of the proceeds from the issuance of the Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay. The Call Options are derivative financial instruments and is discussed further in Note 7, “Derivatives and Hedging.” The Warrants are equity instruments and are further discussed in Note 12, “Equity.”
Aside from the initial payment of a premium of $105.2 million for the Call Option, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
The Warrants cover an aggregate of 25.8 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $32.085 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are European-style (exercisable only upon expiration). The Warrants could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. We will not receive any additional proceeds if the Warrants are exercised.
Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which are being amortized through interest expense over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at September 30, 2015. Based on an estimation using the changes in the U.S. Treasury rates, the fair value of these senior notes at September 30, 2015, was approximately $395.7 million, taking into account that $200.0 million of such notes are a hedged item in the fair value transaction described in Note 7, "Derivatives and Hedging."

2006 Notes
In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance (Euro Finance). The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries. These long-term notes payable to Euro Finance had an effective interest rate of 3.7% and were due in May 2026. Interest was payable semi-annually in May and November. The 2006 Notes were issued at 100% of the principal amount, and were convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. had an agreement with Euro Finance to issue shares to the note holders in the event of conversion. This subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In March 2014, we redeemed the $300 million loan payable to Euro Finance and approximately 98% of the subscription right with Euro Finance for $372.5 million, and recognized a loss on the redemption of $4.6 million in other (expense) income, net. Contemporaneously, Euro Finance redeemed the 2006 Notes. During 2014, we issued 0.2 million common shares in exchange for $3.9 million upon the exercise of the remaining subscription right.
2004 Notes
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8% and were due in February 2024. Interest was payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and were convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. had an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In 2014, 1.2 million common shares were issued in connection with conversions. During 2015, we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance for $250.9 million and recognized a loss of $7.6 million in other (expense) income, net.

10.	Income Taxes
The provision for income taxes is based upon the estimated annual effective tax rates for the year applied to the current period income before tax plus the tax effect of any significant unusual items, discrete events or changes in tax law. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements. In the three-month periods ended September 30, 2015 and 2014, the effective tax rates were 9.5% and 7.1%, respectively. In the nine-month periods ended September 30, 2015 and 2014, the effective tax rates were 8.7% and 12.8%, respectively.
We assess uncertain tax positions in accordance with ASC 740 (ASC 740-10 Accounting for Uncertainties in Tax). At September 30, 2015, our net unrecognized tax benefits totaled approximately $13.6 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. It is possible that approximately $2.8 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. We cannot reasonably estimate the range of the potential outcomes of these matters. During the nine-month period ended September 30, 2015, we released $3.0 million of unrecognized tax benefits based on current guidance and clarification of law from tax authorities.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Our subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before 2010. Currently, the U.S. tax authority (Internal Revenue Service) is examining our U.S. federal tax returns for 2011 and 2012. The outcome is not assessable at this time.
As of September 30, 2015, residual Netherlands income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free.

11.	Inventories
The components of inventories consist of the following as of September 30, 2015 and December 31, 2014:

(in thousands)	September 30, 2015	December 31, 2014
Raw materials	$23,998	$24,781
Work in process	22,156	22,489
Finished goods	87,920	85,006
Total inventories	$134,074	$132,276

12.	Equity
Issuance of Warrants
In March 2014, in connection with the issuance of our Cash Convertible Notes, we issued warrants (as described in Note 9, “Debt”) for approximately 25.8 million shares of our common stock (subject to antidilution adjustments under certain circumstances) with an initial exercise price of $32.085 per share, subject to customary adjustments. The proceeds from the sale of the Warrants, net of issuance costs, of approximately $68.9 million are included as additional paid in capital in the accompanying balance sheet. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants).
Share Repurchase Programs
In 2012, our Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). We completed this share repurchase program in April 2013 having repurchased, between October 2012 and April 2013, a total of 5.1 million QIAGEN shares for an aggregate cost of $99.0 million.
In 2013, we announced a second share buyback program, to purchase up to another $100 million of our common shares (excluding transaction costs). We completed the share repurchase program in June 2014 having repurchased between September 2013 and June 2014 a total of approximately 4.4 million QIAGEN shares for a total aggregate cost of $100.4 million (including performance fees), under this program.
In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.8 million QIAGEN shares were repurchased for $20.8 million.
The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans.
Accumulated Other Comprehensive Income (Loss)
The following table is a summary of the components of accumulated other comprehensive income (loss) as of September 30, 2015 and December 31, 2014:

(in thousands)	September 30, 2015	December 31, 2014
Net unrealized gain on hedging contracts, net of tax of $0.5 million in 2015	$1,427	$—
Net unrealized loss on pension, net of tax	(882)	(882)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $7.8 million and $6.8 million in 2015 and 2014, respectively	(16,716)	(12,933)
Foreign currency translation adjustments	(229,347)	(120,920)
Accumulated other comprehensive loss	$(245,518)	$(134,735)

13.	Earnings per Common Share
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. The following table summarizes the information used to compute earnings per common share:

	Three months ended
	September 30,
(in thousands, except per share data)	2015	2014
Net income attributable to the owners of QIAGEN N.V.	$33,930	$34,689

Weighted average number of common shares used to compute basic net income per common share	233,607	232,872
Dilutive effect of warrants	—	5,087
Dilutive effect of stock options and restricted stock units	3,498	3,468
Weighted average number of common shares used to compute diluted net income per common share	237,105	241,427
Outstanding options and awards having no dilutive effect, not included in above calculation	10	213
Outstanding warrants having no dilutive effect, not included in above calculation	25,800	31,395

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.15	$0.15
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.14

	Nine months ended
	September 30,
(in thousands, except per share data)	2015	2014
Net income attributable to the owners of QIAGEN N.V.	$78,530	$90,791

Weighted average number of common shares used to compute basic net income per common share	233,407	232,763
Dilutive effect of warrants	181	5,536
Dilutive effect of stock options and restricted stock units	3,584	3,374
Weighted average number of common shares used to compute diluted net income per common share	237,172	241,673
Outstanding options and awards having no dilutive effect, not included in above calculation	47	485
Outstanding warrants having no dilutive effect, not included in above calculation	26,161	36,469

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.34	$0.39
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.33	$0.38

14.	Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments totaling up to $79.2 million based on the achievement of certain revenue and operating results milestones as follows: $14.6 million in the remainder of 2015, $25.0 million in 2016, $15.5 million in 2017, $5.1 million in 2019 and $19.0 million payable in any 12-month period from now through 2029 based on the accomplishment of certain revenue or diagnostic approval targets. Of the $79.2 million total contingent obligation, we have assessed the fair value at September 30, 2015 to be $20.3 million, of which $13.0 million is included in other long-term liabilities and $7.3 million is included in accrued and other liabilities in the accompanying condensed consolidated balance sheet.
Preacquisition Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover certain preacquisition contingencies assumed in the acquisition. The escrow amounts that are likely to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $2.5 million as of September 30, 2015 ($2.5 million as of December 31, 2014).

Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves of $3.3 million and $3.3 million as of September 30, 2015 and December 31, 2014, respectively, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of September 30, 2015, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such legal proceedings will not have a material adverse effect on QIAGEN’s financial position or results of operations.

15.	Share-Based Compensation
Stock Options
During the three- and nine-month periods ended September 30, 2015 and 2014, we did not grant any options to purchase common shares.
The unrecognized share-based compensation expense related to employee stock option awards, less estimated forfeitures, was approximately $0.4 million, as of September 30, 2015 which will be recognized over a period of 0.53 years.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. During the three- and nine-month period ended September 30, 2015, we granted 0.1 million and 1.7 million stock awards compared to 0.1 million and 1.6 million stock awards for the three- and nine-month period ended September 30, 2014, respectively.
At September 30, 2015, there was $95.5 million remaining in unrecognized compensation expense, less estimated forfeitures, related to these awards which will be recognized over a period of 2.67 years.
Share-Based Compensation Expense
Total share-based compensation expense for the three- and nine-month periods ended September 30, 2015 and 2014 is comprised of the following:

	Three months ended
	September 30,
Compensation Expense (in thousands)	2015	2014
Cost of sales	$347	$861
Research and development	921	1,654
Sales and marketing	(146)	2,767
General and administrative, integration and other	1,423	4,908
Share-based compensation expense before taxes	2,545	10,190
Less: income tax benefit	570	2,218
Net share-based compensation expense	$1,975	$7,972

	Nine months ended
	September 30,
Compensation Expense (in thousands)	2015	2014
Cost of sales	$1,956	$2,456
Research and development	4,733	5,462
Sales and marketing	5,188	7,525
General and administrative, restructuring, integration and other	10,698	14,160
Share-based compensation expense before taxes	22,575	29,603
Less: income tax benefit	5,398	6,518
Net share-based compensation expense	$17,177	$23,085
Total share-based compensation expense for the three- and nine-month periods ended September 30, 2015 was lower compared to the same periods in 2014 following a reassessment on stock units with performance criteria. No compensation cost was capitalized in inventory at September 30, 2015 or December 31, 2014 as the amounts were not material.

16.	Related Party Transactions
From time to time, we engage in transactions with companies in which we hold interests all of which are individually and in the aggregate immaterial except for certain transactions as discussed below.
We had a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), which was established for the purpose of issuing convertible debt. QIAGEN Finance was a variable interest entity with no primary beneficiary, and thus was not consolidated and accordingly, the convertible debt was not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. did report the full obligation of the debt through its liabilities to QIAGEN Finance. As of December 31, 2014, we had loans payable to QIAGEN Finance $130.5 million, accrued interest due to QIAGEN Finance of $3.9 million and amounts receivable from QIAGEN Finance of $3.0 million. The amounts receivable were related to subscription rights which were recorded net in the equity of QIAGEN N.V. as paid-in capital. As discussed in Note 9, during 2015, we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed in Part 1, Item 3 "Key Information" of our Annual Report on Form 20-F for the year ended December 31, 2014 and under the heading "Risk Factors" below.

Results of Operations
Overview
We are a leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies make these biomolecules visible and ready for analysis, such as identifying the DNA of a virus or a mutation of a gene. Bioinformatics solutions integrate software and cloud-based resources to interpret increasing volumes of biological data and report relevant, actionable insights. Our automation solutions tie these together in seamless and cost-effective molecular testing workflows.
We sell our products - consumables, automated instrumentation systems using those technologies, and bioinformatics to analyze and interpret the data - to four major customer classes:

•	Molecular Diagnostics - healthcare providers engaged in many aspects of patient care including Prevention, Profiling of diseases, Personalized Healthcare and Point of Need testing

•	Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts

•	Academia - researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications
We market products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of September 30, 2015, we employed approximately 4,500 people in more than 35 locations worldwide.
QIAGEN is transforming its portfolio to build momentum and deliver more rapid, sustainable sales growth. These expansion efforts have more than offset the sharp decline of HPV test sales in the U.S. in recent years, with 2015 expected to be the final year of significant headwinds. A portfolio of growth drivers has been expanding in recent years.
Among recent developments:
QIAsymphony extends its reach as content menu expands

•
Placements of the modular QIAsymphony platform, which offers customers Sample to Insight automation for medium-throughput molecular testing workflows, are on track for the 2015 goal of over 1,500 total cumulative placements, up from 1,250 at the end of 2014.

•
The first multiplex assay to run on the QIAsymphony platform, the RespiFast RG Panel, was launched in Europe with CE-IVD marking for detection and differentiation of 18 viruses and four bacteria that cause acute upper respiratory tract infections. QIAGEN also reached an agreement for Seegene Inc. to develop a pipeline of multiplex assay panels for QIAsymphony. The menu on QIAsymphony is considered the broadest in Europe and spans several disease areas.

Personalized Healthcare partnerships add to leadership

•
QIAGEN’s industry-leading portfolio of collaborations with pharmaceutical and biotech companies continued to grow at a record pace. Two new master collaboration agreements were signed in the third quarter of 2015, expanding the total to 12 publicly announced master collaboration agreements with pharmaceutical and biopharmaceutical companies. QIAGEN also signed collaborations for co-development of tests based on several cancer-related biomarkers including IDH1/2, FGFR, BRAF and PI3K and for a range of different testing platforms that currently involves PCR, ModaPlex, QuantiFERON and next-generation sequencing (NGS).

•
A U.S. regulatory submission was completed for the therascreen® EGFR RGQ PCR Kit as a companion diagnostic, this time to guide the use of Clovis Oncology’s targeted therapy rociletinib, which was submitted for U.S. regulatory approval for the treatment of patients with T790M-positive EGFR-mutant non-small cell lung cancer (NSCLC). This kit also received U.S. regulatory approval during the third quarter of 2015 to guide the use of AstraZeneca’s IRESSA® (gefitinib) in patients with advanced or metastatic NSCLC.

QuantiFERON-TB grows with global fight against tuberculosis

•
The QuantiFERON-TB Gold (QFT) test for latent tuberculosis, the modern alternative to the century-old tuberculin skin test, has been delivering the fastest growth momentum in Europe and North America, and complemented by expansion activities in the Asia-Pacific / Japan region. Adoption of the fourth-generation QuantiFERON-TB Plus test accelerated during the third quarter in Europe and other markets where the CE-IVD version has been introduced, while development and regulatory efforts for the U.S. submission are moving ahead as planned.
Bioinformatics grows in NGS data generation

•
The QIAGEN Clinical Insight portfolio has been expanded to include QCI Analyze for secondary analysis of genomic data after sequencing in addition to QCI Interpret for understanding and interpreting the results. This evidence-based clinical decision support solution is a software and content platform for clinical labs to use in the interpretation and reporting of complex genomic variants from NGS data.

•
QIAGEN has launched a new hereditary disease solution for research labs to accelerate solve rates in diagnostic odyssey cases while freeing up time and resources by enabling researchers to directly focus on the right causal candidates. The offering includes QIAGEN’s Biomedical Genomics Workbench, Biomedical Genomics Server Solution, Ingenuity® Variant Analysis™ and HGMD® Human Gene Mutation Database.

Next-generation sequencing solutions aim to drive clinical adoption

•
QIAGEN is preparing to introduce the GeneReader NGS System in the fourth quarter of 2015 with the ambition of addressing the needs of lab customers for a simpler, more cost-effective and efficient way to take advantage of NGS technology and improve outcomes.

Final year of material headwinds from U.S. HPV franchise

•
QIAGEN’s digene HC2 HPV Test maintains the leading U.S. market share in cervical cancer screening despite aggressive price competition that has reduced sales in recent years. Pressure on HPV test sales in the U.S. has continued. QIAGEN expects U.S. HPV sales to create 3-4 percentage points of headwind on total full-year 2015 net sales growth and represent approximately 3% of total sales on a full-year basis.

Increasing returns in third $100 million share repurchase
QIAGEN is committed to disciplined capital allocation that includes supporting business expansion through targeted acquisitions as well as increasing returns to shareholders. QIAGEN is currently conducting its third $100 million share repurchase program, which was started in August 2014. Approximately 3.0 million shares have been repurchased in the third program on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 19.33 per share for EUR 57 million (approximately $70.0 million). Repurchased shares are held in treasury to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. Further information is available on the QIAGEN website (www.qiagen.com).

Three- and Nine- Month Periods Ended September 30, 2015 compared to Three- and Nine- Month Periods Ended September 30, 2014
Net Sales
In the third quarter of 2015, net sales decreased by 7% to $314.6 million, from $336.5 million in the third quarter of 2014, with adverse currency movements resulting in a loss of nine percentage points of sales growth. Excluding the effect of adverse currency movements, total growth reflected weaker instrument sales (+4% / 13% of sales) following robust performances in the first two quarters of 2015 compared to the same periods in 2014 as well as ongoing growth in consumables and related revenues (+2% / 87% of sales). Excluding the effect of adverse currency movements, about two percentage points of total sales growth came from the acquisition of the Enzymatics NGS technology and consumables portfolio (acquired in December 2014), while the rest of the business was largely stable compared to the third quarter of 2014. Excluding the expected impact of sharply lower U.S. sales of HPV (human papillomavirus) tests for cervical cancer screening, which created about three percentage points of headwind, as well as the effect of adverse currency movements, net sales rose approximately 5% in the third quarter of 2015.
Net sales decreased 5% in the first nine-months of 2015 to $932.4 million compared to $984.4 million in the same period in 2014 with adverse currency movements resulting in a loss of eight percentage points of sales growth. Excluding the effect of adverse currency movements, all customer classes contributed to total growth of 3% based on gains in instruments (+10% / 13% of sales) and higher contributions from consumables and related revenues (+2% / 87% of sales). Excluding the effect of adverse currency movements, about two percentage points of total sales growth came from the acquisitions of the Enzymatics NGS technology and consumables portfolio (acquired in December 2014) and the BIOBASE bioinformatics business (acquired in April 2014), while sales in the rest of the business provided approximately one percentage point. Excluding the expected impact of sharply lower U.S. sales of HPV tests, which created approximately four percentage points of headwind, as well as the effect of adverse currency movements, net sales rose approximately 7% in the first nine months of 2015.
Geographic regions: Excluding the loss of 15 percentage points of sales growth due to adverse currency movements, the Europe / Middle East / Africa region (+6% / 35% of sales) led the geographic performance in the third quarter of 2015 on solid gains across the region, including Switzerland and Turkey and some Nordic regions. The Americas (-1% / 46% of sales) was up 5% excluding U.S.

HPV sales, led by the U.S. which more than offset weaker results in Latin America, when excluding three percentage points of adverse currency movements. Asia-Pacific / Japan (+1% / 18% of sales) was weighed on by a significant sales decline in Japan and largely unchanged sales in China, against the backdrop of robust growth in South Korea and improving trends in Australia, when excluding nine percentage points of adverse currency movements.
The top seven emerging markets achieved 11% of growth through the first nine months of 2015 when excluding ten percentage points of adverse currency movements, but faced a slowdown during the third quarter of 2015 (+3% / 15% of sales) excluding adverse currency movements of twelve percentage points, due to weaker trends in China, Mexico and Russia against gains in Turkey, India and South Korea.
Customer classes: An overview of performance in QIAGEN’s four customer classes:
Molecular Diagnostics, which contributed approximately 49% of net sales declined 11% in the third quarter of 2015 compared to the third quarter of 2014, had a softer performance in the third quarter of 2015, delivering approximately 2% growth from the core portfolio while absorbing the ongoing expected decline in sales of U.S. HPV test products (-44% / 3% of sales). Adverse currency movements resulted in a loss of eight percentage points of sales growth in the third quarter of 2015. Strong growth for the QIAsymphony and QIAcube automation systems was partially offset by weaker trends for other products and instrument services, while consumables and related revenues declined at a modest rate. The QuantiFERON-TB test, the modern gold standard for latent tuberculosis (TB) testing, maintained its 18% annual growth pace and is on track to exceed $120 million of full-year 2015 sales. The Personalized Healthcare portfolio posted higher sales on revenues from Pharma co-development agreements, but showed slower trends for companion diagnostic assays. Consumable sales related to the QIAsymphony automation platform advanced at a solid pace, while sales of Profiling consumables used for infectious disease testing faced a tough comparison to results in the year-ago quarter that included national tenders related to outbreaks. In the first nine months of 2015, Molecular Diagnostics sales declined 8% and provided 49% of sales with adverse currency movements resulting in a loss of nine percentage points of sales growth.
Applied Testing, which represented approximately 9% of net sales and declined 2% in the third quarter of 2015 compared to the third quarter of 2014, delivered ongoing solid consumables and related revenues growth, but faced a shift to lower instrument sales in the third quarter of 2015 with adverse currency movements resulting in a loss of eight percentage points of sales growth. All regions contributed to growth before negative currency impacts, which was led by business volume expansion in Human ID / forensics and veterinary diagnostics applications. In the first nine months of 2015, Applied Testing sales growth declined 1% and provided 9% of sales with adverse currency movements resulting in a loss of nine percentage points of sales growth.
Pharma, which represented approximately 20% of net sales with 1% growth in the third quarter of 2015 compared to the third quarter of 2014 with adverse currency movements resulting in a loss of six percentage points of sales growth. Before negative currency impacts, Pharma maintained a solid year-on-year performance, advancing on similar gains in instrument sales consumables and related revenues. The Americas and Europe / Middle East / Africa regions more than offset reduced contributions from Asia-Pacific / Japan. In the first nine months of 2015, Pharma sales growth remained unchanged compared to 2014 and provided 20% of sales with adverse currency movements resulting in a loss of six percentage points of sales growth.
Academia, which represented approximately 22% of net sales, declined 4% in the third quarter of 2015 compared to the third quarter of 2014 with adverse currency movements resulting in a loss of ten percentage points of sales growth. Before negative currency impacts, Academia benefited from solid sales growth in consumables and related revenues as well growth from instruments. Before negative currency impacts, Europe contributed sales growth, and the U.S. continued to see better customer funding sentiment, while results in Asia-Pacific / Japan were unchanged from the same period in 2014. In the first nine months of 2015, Academia sales declined 5% and provided 22% of sales with adverse currency movements resulting in a loss of ten percentage points of sales growth.

Gross Profit
Gross profit was $204.6 million (65% of net sales) for the three-month period ended September 30, 2015, as compared to $223.2 million (66% of net sales) in the same period in 2014. Gross profit for the nine-month period ended September 30, 2015 was $603.1 million (65% of net sales) as compared to $649.2 million (66% of net sales) for the same period in 2014. Gross profit is influenced by the continued growth in sales of our QuantiFERON-TB test in 2015, a product with a comparably high cost of sales. Generally, our consumable and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. Further, changes in the fair value of contingent consideration linked to revenue targets as discussed in Note 8 and amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. In the third quarter of 2015, the amortization expense on acquisition-related intangibles within cost of sales decreased to $19.8 million compared to $20.4 million in the same period of 2014 and for the nine-month period ended September 30, 2015, the amortization expense on acquisition-related intangibles within cost of sales decreased to $58.7 million compared to $61.4 million in the same period of 2014. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.

Research and Development
Research and development expenses decreased by 14% to $35.6 million (11% of net sales) in the third quarter of 2015, compared to $41.5 million (12% of net sales) in the same period of 2014. The decrease in the third quarter of 2015 includes a $3.5 million favorable currency exchange impact.
For the nine-month period ended September 30, 2015, research and development expenses decreased by 10% to $107.5 million (12% of net sales) compared to $119.7 million (12% of net sales) for the same period 2014. The decrease in research and development expense in 2015 includes $11.6 million of favorable currency exchange impact.
The decreases in the three- and nine- month periods ended September 30, 2015 reflected favorable currency exchange impacts and research and development credits and reimbursements, and were partially offset by costs with increased research and development activities. The increase in research and development expenses in 2015 primarily reflects our acquisitions of Ingenuity, CLC Bio and BIOBASE and regulatory activity in support of new products. Business combinations, along with the acquisition of new technologies, may continue to increase our research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses decreased by 4% to $88.8 million (28% of net sales) in the third quarter of 2015 from $92.1 million (27% of net sales) in the same period of 2014. The decrease in the third quarter of 2015 includes an $8.6 million favorable currency exchange impact.
For the nine-month period ended September 30, 2015, sales and marketing expenses decreased by 3% to $267.2 million (29% of net sales) from $276.3 million (28% of net sales) for the same period in 2014. The decrease was driven by $25.9 million of favorable currency exchange impact.
The decreases in the three- and nine- month periods ended September 30, 2015 reflect favorable currency exchange impacts that were partially offset by costs with increased sales and marketing activities. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, medical device excise tax and other promotional expenses. During 2015, we continued investments in our commercialization activities related to our sales force and e-commerce initiatives which more than offset the favorable currency impacts and lower compensation costs following a reassessment on stock units with performance criteria. We anticipate that sales and marketing costs will increase along with new product introductions and growth in sales of our products.
General and Administrative, Integration and Other Costs
General and administrative, integration and other costs were $24.6 million (8% of net sales) in the third quarter of 2015 as compared to $30.1 million (9% of net sales) in the third quarter of 2014. The decrease in the third quarter of 2015 includes a $2.3 million favorable currency exchange impact.
During the nine-month period ended September 30, 2015, we recorded general and administrative, integration and other costs of $78.2 million (8% of net sales) compared to $84.9 million (9% of net sales) for the same period in 2014. In the nine-month period ended September 30, 2015, general and administrative, integration and related costs were favorably impacted by $7.3 million in currency impacts.
In the three- and nine-month periods ended September 30, 2015, share based compensation costs was lower compared to the same periods in 2014 following a reassessment on stock units with performance criteria. As we further integrate acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration costs in 2015. Over time, we believe the integration activities will reduce expenses as we improve efficiency in operations.
Acquisition-Related Intangible Amortization
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and noncompete agreements acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing based on the use of the asset.
During the quarter ended September 30, 2015, the amortization expense on acquisition-related intangibles within operating expense increased to $9.6 million compared to $9.3 million during the same period of 2014. We recorded amortization expense on acquisition-related intangibles within operating expense of $28.9 million during the nine-month period ended September 30, 2015 compared to $28.0 million for the same period of 2014. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.

Other Income (Expense), net
Total other expense was $8.6 million and $35.3 million in the three- and nine- month periods ended September 30, 2015, respectively, compared to $12.8 million and $35.8 million in the same periods of 2014. Total other expense, net is primarily the result of interest expense and other expense, partially offset by interest income and impacts of foreign currency transactions. Included in other income (expense) income, net for the nine months ended September 30, 2015 is a $7.6 million loss recognized on the repurchase of the $130.5 million loan payable to and warrant agreement with Finance. For the nine months ended September 30, 2014 a $4.6 million loss recognized on the redemption of the $300 million loan payable to and subscription right with Euro Finance is included. Both transactions are discussed more fully in Note 9, "Debt."
Interest expense decreased to $9.2 million during the quarter ended September 30, 2015 compared to $10.8 million in the same period of 2014. During the nine-month periods ended September 30, 2015 and 2014, we recorded interest expense of $27.7 million and $29.4 million, respectively. Interest costs primarily relate to debt, discussed in Note 9 in the accompanying notes to the condensed consolidated financial statements. Interest expense decreased primarily as a result of the repayments of the 2006 Notes as discussed in Note 9.
For the three-month periods ended September 30, 2015 and 2014, interest income was $1.3 million and $0.9 million. For the nine-month period ended September 30, 2015, interest income increased to $3.0 million from $2.8 million in the same period 2014. Interest income primarily reflects the changes in our cash and short-term investments and the changing interest rates thereon.
For the three- and nine- month periods ended September 30, 2015, we recorded net losses on foreign currency transactions of $0.2 million and $0.1 million, respectively. For the three- and nine- month periods ended September 30, 2014 net gains of $1.2 million and $3.0 million, respectively, were recorded. These gains and losses are due to foreign currency rate fluctuations.
Provision for Income Taxes
In the third quarters of 2015 and 2014, our effective tax rates were 9.5% and 7.1%, respectively. For the nine-month periods ended September 30, 2015 and 2014, our effective tax rates were 8.7% and 12.8%, respectively. Our provision for income taxes is based upon the estimated annual effective tax rates. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income (loss) among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. During the nine-month period ended September 30, 2015, we released $3.0 million of unrecognized tax benefits due to subsequent guidance and clarification of law from tax authorities.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of September 30, 2015 and December 31, 2014, we had cash and cash equivalents of $331.0 million and $392.7 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At September 30, 2015, cash and cash equivalents had decreased by $61.7 million from December 31, 2014, primarily due to cash used in financing activities of $262.2 million and investing activities of $17.1 million offset by cash provided by operating activities of $230.7 million. As of September 30, 2015 and December 31, 2014, we had working capital of $699.4 million and $717.1 million, respectively.
Operating Activities. For the nine months ended September 30, 2015 and 2014, we generated net cash from operating activities of $230.7 million and $208.9 million, respectively. While net income was $78.5 million for the nine months ended September 30, 2015, non-cash components in income included $139.7 million of depreciation and amortization. Operating cash flows include a net decrease in working capital of $70.5 million excluding changes in fair values of derivative instruments. The current period change in working capital is primarily due to increased inventories, decreased accrued liabilities and payments made for income taxes. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $17.1 million of cash was used in investing activities during the nine months ended September 30, 2015, compared to $280.8 million for the same period in 2014. Cash used in investing activities during the nine months ended September 30, 2015 consisted principally of $190.5 million for purchases of short-term investments and $67.7 million paid for purchases of property, plant and equipment, including our ongoing construction projects in the U.S., as well as $14.4 million paid for intangible assets, $5.6 million paid for investments, and cash paid for acquisitions, net of cash acquired, of $7.1 million and was mostly offset by $274.1 million from the sale of short-term investments.
In recent years we have expanded our Hilden, Germany, and Germantown, Maryland, USA facilities. There are two new small-scale expansion projects in Maryland that started in 2014 and are estimated to be completed in 2015. We anticipate being able to fund these expansions with cash generated by operating activities.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $79.2 million based on the achievement of certain revenue and operating results milestones as follows: $14.6 million in the remainder of 2015, $25.0 million in 2016, $15.5 million in 2017, $5.1 million in 2019 and $19.0 million payable in any 12-month period from now through 2029 based on the accomplishment of certain revenue or diagnostic approval targets. Of the $79.2 million total contingent obligation we have assessed the fair value at September 30, 2015 to be $20.3 million of which $13.0 million is included in other long-term liabilities and $7.3 million is included in accrued and other liabilities in the accompanying condensed consolidated balance sheet.
Financing Activities. Financing activities used $262.2 million of cash for the nine months ended September 30, 2015, compared to cash provided by financing activities of $230.5 million for the nine months ended September 30, 2014. Cash used during the nine months ended September 30, 2015, was mainly due to the repayment of the long-term debt of QIAGEN Finance of $250.9 million as discussed in Note 9 "Debt" as well as $20.8 million due to the purchase of treasury shares as discussed in Note 12 "Equity." In 2014, the net proceeds from the issuance of the Cash Convertible Notes, including the related cash flow from the purchase of the Call Options and the issuance of the Warrants, were substantially used to fund the $372.5 million redemption of the 2006 Notes and subscription right as discussed in Note 9 "Debt." Additionally, cash used during the nine months ended September 30, 2014 was for the purchase of treasury shares of $91.9 million and was partially offset by $10.1 million for the issuance of common shares in connection with our stock plan.
In October 2015, we extended the maturity of our €400.0 million syndicated multi-currency revolving credit facility, which now has a contractual life until December 2020 of which no amounts were utilized at September 30, 2015. The €400.0 million facility can be utilized in euro, U.K. pound or U.S. dollar and bears interest of 0.4% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. We have additional credit lines totaling €36.6 million with no expiration date, none of which were utilized as of September 30, 2015. We also have capital lease obligations, including interest, in the aggregate amount of $3.7 million, and carry $1.1 billion of long-term debt, of which $0.5 million is current as of September 30, 2015.
In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and 2021 Notes, collectively as the “Cash Convertible Notes” which are discussed fully in Note 9 "Debt." Interest on the Cash Convertible Notes is payable semiannually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, respectively, unless repurchased or converted in accordance with their terms prior to such date.
We had notes payable, which were the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes). The 2004 Notes were convertible into our common shares at a conversion price of $12.6449, subject to adjustment. In connection with conversions of $14.9 million of the 2004 Notes, we previously repaid $14.5 million of the debt to QIAGEN Finance. During 2015, we paid $250.9 million for the redemption of the remaining loan and repurchased the warrant agreement with QIAGEN Finance and recognized a loss of $7.6 million in other (expense) income, net.
In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). Approximately EUR 170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN's longer-term business expansion.
In 2012, our Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). We completed the share repurchase program in April 2013 having repurchased between October 2012 and April 2013 a total of 5.1 million QIAGEN shares for a total aggregate cost of $99.0 million (excluding transaction costs).
In 2013, we announced a second share buyback program, to purchase up to another $100 million of our common shares (excluding transaction costs). We completed the share repurchase program in June 2014 having repurchased between September 2013 and June 2014 a total of approximately 4.4 million QIAGEN shares for a total aggregate cost of $100.4 million (including performance fees) under this program.
In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.8 million QIAGEN shares were repurchased for $20.8 million. Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures about Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2014.
Foreign Currency
QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currencies of the respective countries in which they are located. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Foreign currency transactions in the three- and nine- month periods ended September 30, 2015 resulted in net losses of $0.2 million and $0.1 million, respectively, compared to $1.2 million and $3.0 million net gains, in the same periods ended 2014 and are included in other expense, net.
Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.
Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage our balance sheet exposure on a group-wide basis using foreign exchange options and cross-currency swaps.
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying condensed consolidated financial statements.

Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 to the accompanying condensed consolidated financial statements.

Application of Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, share-based compensation, income taxes, investments, variable interest entities, goodwill and other intangible assets, purchase price allocation and fair value measurements.
Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2014. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during 2015.

Off-Balance Sheet Arrangements
Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 9 and 16 to the accompanying condensed consolidated financial statements, we did not use special purpose entities and did not have off-balance-sheet financing arrangements as of September 30, 2015 and December 31, 2014.

Contractual Obligations
There were no material changes at September 30, 2015 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2014.

Legal Proceedings
For information on legal proceedings, see Note 14 to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceedings described in Note 14, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors
Material risks that may affect our results of operations and financial position appear in Part 1, Item 3 "Key Information" of the 2014 Annual Report on Form 20-F for the year ended December 31, 2014. There have been no material changes from the risk factors disclosed in Item 3 of our Form 20-F.

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